Nevada Health Scan, Inc.
                             1033 B Avenue, No. 101
                           Coronado, California 92118


February 4, 2013

Duc Dang
Attorney Advisor
U.S. Securities & Exchange Commission
Washington, DC  20549

     Re: Nevada Health Scan, Inc.
         Form 10
         Filed November 30, 2012
         File No. 000-54231

Dear Mr. Dang:

In response to your letter dated January 28, 2013, we reply below using your comment numbers.

     1. The requested revision concerning our decision to file a Form 10 at this time is on page 3. We do not believe that any liability attaches to our prior withdrawal of registration. There was no time limit imposed on our original agreement to seek liquidity for our shareholders. The current filing fulfills our agreement to seek liquidity for our shareholders.

     2. The 2008 Deloitte report, "Medical Tourism: Consumers in Search of Value" is the most recent study which management has found that provides information on the size and projected growth of this industry. This fact is noted on page 3.

     3. We clarify on page 2 that the only services we will offer are information for potential medical tourists and an advertising venue for Mexican healthcare providers. We know of no regulations impacting these services.

     4. The requested revisions regarding Mr. Konstantine's experience in designing and building websites and his work on this one can be found on pages 2 and 10.

     5. The requested revisions regarding advertising charges can be found on page 2. We have eliminated the reference to "exceptional healthcare."

     6. The requested revisions to our directors' resumes can be found on pages 10 and 11.
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The Company further acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Daniel C. Masters                      /s/ Dean Konstantine
-----------------------------------        -------------------------------------
Daniel C. Masters, Esq.                    Dean Konstantine
Counsel to Nevada Health Scan, Inc.        President of Nevada Health Scan, Inc.